UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2014

Commission File Number: 001-31221

Total number of pages: 78

NTT DOCOMO, INC.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.

Date: July 25, 2014	By:	/s/ KATSUYUKI TAKAGI
Katsuyuki Takagi Head of Investor Relations

Information furnished in this form:

1.	Earnings release for the three months ended June 30, 2014
2.	Results presentation for the first three months of the fiscal year ending March 31, 2015

Earnings Release	July 25, 2014
For the Three Months Ended June 30, 2014	[U.S. GAAP]

Name of registrant:	NTT DOCOMO, INC. (URL https://www.nttdocomo.co.jp/)
Code No.:	9437
Stock exchange on which the Company’s shares are listed:	Tokyo Stock Exchange-First Section
Representative:	Kaoru Kato, Representative Director, President and Chief Executive Officer
Contact:	Koji Otsuki, Senior Manager, General Affairs Department / TEL +81-3-5156-1111
Scheduled date for filing of quarterly report:	July 31, 2014
Scheduled date for dividend payment:	—
Supplemental material on quarterly results:	Yes
Presentation on quarterly results:	Yes (for institutional investors and analysts)

(Amounts are rounded off to the nearest 1 million yen.)

1. Consolidated Financial Results for the Three Months Ended June 30, 2014 (April 1, 2014 - June 30, 2014)

(1) Consolidated Results of Operations

(Millions of yen, except per share amounts)

	Operating Revenues		Operating Income		Income Before Income Taxes and Equity in Net Income (Losses) of Affiliates		Net Income Attributable to NTT DOCOMO, INC.
Three months ended June 30, 2014	1,075,302	(3.4)%	209,640	(15.3)%	212,474	(15.8)%	136,381	(13.7)%
Three months ended June 30, 2013	1,113,573	3.9%	247,470	(5.8)%	252,484	(4.7)%	158,009	(3.8)%

(Percentages above represent changes compared to the corresponding previous quarterly period)

(Note)	Comprehensive income attributable to	For the three months ended June 30, 2014:	133,714 million yen	(27.8)%
	NTT DOCOMO, INC.:	For the three months ended June 30, 2013:	185,232 million yen	0.5%

	Basic Earnings per Share Attributable to NTT DOCOMO, INC.	Diluted Earnings per Share Attributable to NTT DOCOMO, INC.
Three months ended June 30, 2014	32.89 (yen)	—
Three months ended June 30, 2013	38.10 (yen)	—

(Note)

As we conducted a 1:100 stock split with an effective date of October 1, 2013, “Basic Earnings per Share Attributable to NTT DOCOMO, INC.” are calculated on the assumption that the stock split was conducted at the beginning of the fiscal period of 2013.

(2) Consolidated Financial Position

(Millions of yen, except per share amounts)

	Total Assets	Total Equity (Net Assets)	NTT DOCOMO, INC. Shareholders’ Equity	Shareholders’ Equity Ratio	NTT DOCOMO, INC. Shareholders’ Equity per Share
June 30, 2014	7,261,331	5,685,736	5,652,677	77.8%	1,363.16 (yen)
March 31, 2014	7,508,030	5,678,644	5,643,366	75.2%	1,360.91 (yen)

2. Dividends

	Cash Dividends per Share (yen)
	End of the First Quarter	End of the Second Quarter	End of the Third Quarter	Year End	Total
Year ended March 31, 2014	—	3,000.00	—	30.00	—
Year ending March 31, 2015	—
Year ending March 31, 2015 (Forecasts)		30.00	—	30.00	60.00

(Note 1)	Revisions to the forecasts of dividends: None

(Note 2)

As we conducted a 1:100 stock split with an effective date of October 1, 2013, “Cash Dividends per Share” as of the end of the second quarter of the year ended March 31, 2014, calculated before the stock split.

3. Forecasts of Consolidated Financial Results for the Fiscal Year Ending March 31, 2015 (April 1, 2014 - March 31, 2015)

(Millions of yen, except per share amounts)

	Operating Revenues		Operating Income		Income Before Income Taxes and Equity in Net Income (Losses) of Affiliates		Net Income Attributable to NTT DOCOMO, INC.		Basic Earnings per Share Attributable to NTT DOCOMO, INC.
Six months ending September 30, 2014	—	—	—	—	—	—	—	—	—
Year ending March 31, 2015	4,590,000	2.9%	750,000	(8.4)%	758,000	(9.0)%	480,000	3.3%	120.40 (yen)

(Percentages above represent changes compared to the corresponding previous year)

(Note) Revisions to the forecasts of consolidated financial results: None

* Notes:

(1) Changes in significant subsidiaries	None
(Changes in significant subsidiaries for the three months ended June 30, 2014 which resulted in changes in scope of consolidation)

(2) Application of simplified or exceptional accounting	None

(3) Changes in accounting policies

i. Changes due to revision of accounting standards and other regulations:	None
ii. Others:	None

(4) Number of issued shares (common stock)

i. Number of issued shares (inclusive of treasury stock):	As of June 30, 2014:	4,365,000,000 shares
	As of March 31, 2014:	4,365,000,000 shares

ii. Number of treasury stock:	As of June 30, 2014:	218,239,900 shares
	As of March 31, 2014:	218,239,900 shares

iii. Number of weighted average common shares outstanding:	For the three months ended June 30, 2014:	4,146,760,100 shares
	For the three months ended June 30, 2013:	4,146,760,100 shares

As we conducted a 1:100 stock split with an effective date of October 1, 2013, “Number of issued shares (common stock)” are disclosed on the assumption that the stock split was conducted at the beginning of the fiscal period of 2013.

* Presentation on the status of quarterly review procedure:

This earnings release is not subject to the quarterly review procedure as required by the Financial Instruments and Exchange Act of Japan. As of the date when this earnings release was issued, the quarterly review procedure on financial statements as required by the Financial Instruments and Exchange Act had not been finalized.

* Explanation for forecasts of operations and other notes:

1. Forecast of results

Forward-looking statements in this earnings release, such as forecasts of results of operations, are based on the information currently available and certain assumptions that we regard as reasonable, and therefore actual results may differ materially from those contained in, or suggested by, any forward-looking statements. With regard to the assumptions and other related matters concerning forecasts for the fiscal year ending March 31, 2015, refer to “1. (3) Prospects for the Fiscal Year Ending March 31, 2015” on page 12 and “5. Special Note Regarding Forward-Looking Statements” on page 22, contained in the attachment.

2. Resolution of share repurchase up to prescribed maximum limit

The forecasts of “Basic Earnings per Share Attributable to NTT DOCOMO, INC.” for the fiscal year ending March 31, 2015 are based on the assumption that DOCOMO will repurchase up to 320 million shares for up to ¥500,000 million, as resolved at the board of directors’ meeting held on April 25, 2014.

CONTENTS OF THE ATTACHMENT

1

Earnings Release for the Three Months Ended June 30, 2014

1. Information on Consolidated Results

(1) Operating Results

i. Business Overview

In the mobile telecommunications market, besides the intense competition that we engage in with other Japanese telecommunications carriers due to active movement of subscribers using the Mobile Number Portability (MNP) system, we are also facing competition with new players offering a wide variety of Internet-based services that transcend the scope of traditional telecommunications businesses.

In this new competitive landscape, we have laid out our medium-term growth plan: “Medium-Term Vision 2015: Shaping a Smart Life.”

For the fiscal year ending March 31, 2015, we are addressing the challenge of establishing a new path to growth by reinforcing our comprehensive strengths in the four key areas of “devices (handsets),” “network,” “services” and “billing plans/sales channel,” with the goal of being chosen by a greater number of customers.

During the three months ended June 30, 2014, we launched a new billing scheme, “Kake-hodai & Pake-aeru,” which allows customers to utilize our services at affordable rates for a long period of time by selecting a plan suitable for their individual needs in different stages of life. In addition, leveraging our Xi LTE*1 network, we launched the commercial service of “VoLTE*2,” a new voice communication service that realizes high-quality and stable calls.

To solidify our managerial foundation, we reorganized our group structure effective July 1, 2014, aiming to achieve even higher customer satisfaction through a group of specialists and community-based organization, and have accelerated the shift of resources to priority areas (our smart life business and corporate marketing).

We will implement measures that will bring greater “happiness” to the lives of our customers, their family and society, so we can be chosen by customers as a “Partner for a Smart Life,” and maintain long-term customer relationships.

Operating revenues for the three months ended June 30, 2014 decreased by ¥38.3 billion from the same period of the previous fiscal year to ¥1,075.3 billion due mainly to a decrease in mobile communications services revenues by ¥49.2 billion as a result of a decrease in voice revenues and an impact of penetration of the “Monthly Support” discount program, whereas other operating revenues increased by ¥16.4 billion from the same period of the previous fiscal year as a result of growing revenues from various services including “dmarket.”

Operating expenses were ¥865.7 billion which was relatively consistent with the same period of the previous fiscal year as a result of cost reduction implemented to further strengthen our management structure and a decrease in selling expenses due to a decrease in the number of handsets sold which was offset by an increase in expenses linked with other operating revenues.

As a result, operating income decreased by ¥37.8 billion from the same period of the previous fiscal year to ¥209.6 billion for the three months ended June 30, 2014.

Income before income taxes and equity in net income (losses) of affiliates was ¥212.5 billion, and net income attributable to NTT DOCOMO, INC. decreased by ¥21.6 billion from the same period of the previous fiscal year to ¥136.4 billion for the three months ended June 30, 2014.

*1:	Abbreviation for Long Term Evolution. A mobile communications system specified by the international standard development organization, 3GPP (3rd Generation Partnership Project).
*2:	Abbreviation for Voice over LTE. A technology that carries voice calls over LTE’s high-speed data communications network.

2

DOCOMO Earnings Release	Three Months Ended June 30, 2014

Consolidated results of operations for the three months ended June 30, 2013 and 2014 were as follows:

<Results of operations>

	Billions of yen
	Three months ended June 30, 2013	Three months ended June 30, 2014	Increase (Decrease)
Operating revenues	¥1,113.6	¥1,075.3	¥(38.3)	(3.4)%
Operating expenses	866.1	865.7	(0.4)	(0.1)

Operating income	247.5	209.6	(37.8)	(15.3)
Other income (expense)	5.0	2.8	(2.2)	(43.5)

Income before income taxes and equity in net income (losses) of affiliates	252.5	212.5	(40.0)	(15.8)
Income taxes	96.1	73.5	(22.6)	(23.5)

Income before equity in net income (losses) of affiliates	156.3	139.0	(17.4)	(11.1)
Equity in net income (losses) of affiliates	0.3	(3.6)	(3.9)	—

Net income	156.6	135.4	(21.2)	(13.6)
Less: Net (income) loss attributable to noncontrolling interests	1.4	1.0	(0.4)	(28.2)

Net income attributable to NTT DOCOMO, INC.	¥158.0	¥136.4	¥(21.6)	(13.7)

EBITDA margin*	37.8%	36.0%	(1.8) point	—

ROCE before tax effect*	4.4%	3.6%	(0.8) point	—

ROCE after tax effect*	2.7%	2.3%	(0.4) point	—

*

EBITDA and EBITDA margin, as we use them in this earnings release, are different from EBITDA as used in Item 10(e) of Regulation S-K and may not be comparable to similarly titled measures used by other companies. For an explanation of our definitions of EBITDA, EBITDA margin, ROCE before tax effect and ROCE after tax effect, see “4. (3) Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures” on page 21.

<Operating revenues>

	Billions of yen
	Three months ended June 30, 2013	Three months ended June 30, 2014	Increase (Decrease)
Mobile communications services	¥749.9	¥700.7	¥(49.2)	(6.6)%
Voice revenues	274.9	229.3	(45.6)	(16.6)
Packet communications revenues	474.9	471.3	(3.6)	(0.8)
Equipment sales	212.5	207.0	(5.5)	(2.6)
Other operating revenues	151.2	167.7	16.4	10.9

Total operating revenues	¥1,113.6	¥1,075.3	¥(38.3)	(3.4)%

Notes: Voice revenues include data communications revenues through circuit switching systems.

3

DOCOMO Earnings Release	Three Months Ended June 30, 2014

<Operating expenses>

	Billions of yen
	Three months ended June 30, 2013	Three months ended June 30, 2014	Increase (Decrease)
Personnel expenses	¥72.0	¥71.2	¥(0.7)	(1.0)%
Non-personnel expenses	550.3	546.4	(3.9)	(0.7)
Depreciation and amortization	166.6	167.2	0.5	0.3
Loss on disposal of property, plant and equipment and intangible assets	14.1	16.2	2.1	14.8
Communication network charges	53.1	54.3	1.2	2.2
Taxes and public dues	10.0	10.4	0.4	3.7

Total operating expenses	¥866.1	¥865.7	¥(0.4)	(0.1)%

<Trend of ARPU and MOU>

	Yen
	Three months ended June 30, 2013	Three months ended June 30, 2014	Increase (Decrease)
Aggregate ARPU*	¥4,610	¥4,300	¥(310)	(6.7)%
Voice ARPU	1,470	1,210	(260)	(17.7)
Packet ARPU	2,680	2,580	(100)	(3.7)
Smart ARPU	460	510	50	10.9

MOU* (minutes)	109	99	(10)	(9.2)%

*	See “4. (2) Definition and Calculation Methods of ARPU and MOU” on page 20 for definition and calculation methods.

4

DOCOMO Earnings Release	Three Months Ended June 30, 2014

ii. Segment Results

We realigned the reportable segments from the three months ended June 30, 2014, in order to clearly define our business management of our mobile communications fields (where we are taking steps to reinforce our competitiveness) and new business fields (where we are striving for further expansion of revenue sources by making “Smart Life” a reality), toward the establishment of a new path to growth.

For details, please see 3. (4) “Notes to Consolidated Financial Statements.”

Mobile Communications Business—

<Results of operations>

	Billions of yen
	Three months ended June 30, 2013	Three months ended June 30, 2014	Increase (Decrease)
Operating revenues from mobile communications business	¥961.4	¥905.2	¥(56.2)	(5.8)%
Operating income (loss) from mobile communications business	243.4	203.1	(40.3)	(16.6)

Our total number of mobile phone subscriptions as of June 30, 2014 was 63.57 million, an increase of 1.94 million subscriptions compared to the number as of June 30, 2013, and the churn rate for the three months ended June 30, 2014 was 0.67%.

Operating revenues from our mobile communications business decreased by ¥56.2 billion from the same period of the previous fiscal year to ¥905.2 billion for the three months ended June 30, 2014 due mainly to a decrease in mobile communications services revenues as a result of the impacts of increasing penetration of the “Monthly Support” discount program.

Operating expenses from mobile communications business decreased by ¥15.9 billion from the same period of the previous fiscal year to ¥702.0 billion for the three months ended June 30, 2014 due mainly to a decrease in selling expenses as a result of a decrease in the number of handsets sold and consequently operating income from our mobile communications business decreased by ¥40.3 billion from the same period of the previous fiscal year to ¥203.1 billion for the three months ended June 30, 2014.

<<Highlights>>

<Devices>

As part of our effort to expand our product lineup, we released new smartphone models equipped with new functions, “docomo keitai” feature phones and “docomo tablets,” aiming to expand our smartphone user base and to facilitate the adoption of multiple mobile devices by a single user.

•

We unveiled our 2014 summer handset collection comprising 12 different models including DOCOMO-unique Android smartphones equipped with “VoLTE” compatibility, emergency power-saving mode and various other features, “docomo keitai” feature phones and “docomo tablets.”

•	In June 2014, we started marketing “iPad Air”* and “iPad mini with Retina Display.” *

•	We launched a new mobile phone accessories brand, “docomo select,” which offers a wide variety of recommended peripherals, such as smartphone cases and audio-visual tools.

5

DOCOMO Earnings Release	Three Months Ended June 30, 2014

<Network>

We continued our efforts to take advantage of DOCOMO’s technical strengths to build a robust network pursuing “breadth,” “speed” and “convenience,” and launched a brand new LTE-based voice communications service.

•

To further expand the coverage of our Xi LTE service, we increased the total number of LTE base stations to 66,300 stations across Japan as of June 30, 2014 (vis-à-vis our target of 95,300 LTE base stations as of March 31, 2015.)

•

Toward the goal of further enhancement of the transmission speeds of our Xi LTE service, we increased the number of base stations compatible with a maximum download speed of 100Mps or higher to 10,900 stations as of June 30, 2014 (vis-à-vis our target of 40,000 base stations as of March 31, 2015.)

•	We commenced the commercial “VoLTE” service that enables users to enjoy stable and high-quality voice calls over the Xi LTE network.

<Billing Plan/Sales Channel>

We introduced a new billing plan, “Kake-hodai & Pake-aeru,” to allow customers to utilize smartphones, “docomo keitai” feature phones and other mobile devices at affordable rates for a long period of time by selecting plans appropriate for their needs in different stages of life.

The total subscriptions to the new billing plan, “Kake-hodai & Pake-aeru,” reached approximately 4.7 million as of June 30, 2014.

<Overview of New Billing Plan>

Zutto DOCOMO Discount	• A service that offers weighted discounts based on the length of subscription • Offers discounts on data communication charges based on the subscription length of the longest user

U25 Ouen Discount	• A service that offers helpful discounts not only to students but to all customers of age 25 or younger • Provides a discount of ¥500/month on phone bill • Also offers free bonus packets of 1GB

Kake-hodai

•  Unlimited domestic voice calling at a flat monthly rate for any destination, including other DOCOMO phones or users of other mobile/fixed-line networks, with no restrictions on the number of calls or their duration

Pake-aeru

•  Allows packet data-quota sharing among family members or among multiple devices owned by a single user

•  Allows waste-free data usage through the sharing of a data quota among family members by selecting a plan suitable for the family’s total packet consumption

•  Additional packets can be purchased on an as-needed basis in months of heavy usage

The total number of smartphones sold for the three months ended June 30, 2014 was 3.06 million units, and the total number of subscriptions to Xi services as of June 30, 2014 was 24.04 million.

*:	TM and (c) 2014 Apple Inc. All rights reserved. “iPad” and “ Retina” are trademarks of Apple Inc., registered in the U.S. and other countries.

6

DOCOMO Earnings Release	Three Months Ended June 30, 2014

Number of subscriptions by services and other operating data are as follows:

<Number of subscriptions by services>

	Thousand subscriptions
	June 30, 2013	June 30, 2014	Increase (Decrease)
Cellular services	61,623	63,566	1,943	3.2%
Cellular (Xi) services	14,198	24,043	9,845	69.3
Cellular (FOMA) services	47,425	39,523	(7,902)	(16.7)
packet flat-rate services	39,057	40,164	1,107	2.8
sp-mode services	19,921	24,685	4,764	23.9
i-mode services	30,689	25,362	(5,328)	(17.4)

Notes:
1.	Number of subscriptions to Cellular services and Cellular (FOMA) services includes Communication Module services subscriptions.
2.	Effective March 3, 2008, FOMA subscription became mandatory for subscription to “2in1” services, and those FOMA subscriptions are included in the number of FOMA subscriptions.
3.	Number of subscriptions to packet flat-rate services includes “Share Option” subscriptions under the “Kake-hodai & Pake-aeru” plan.

<Number of handsets sold and churn rate>

	Thousand units
	Three months ended June 30, 2013	Three months ended June 30, 2014	Increase (Decrease)
Number of handsets sold	5,393	5,156	(237)	(4.4)%
Cellular (Xi) services
New Xi subscription	860	1,160	300	34.9
Change of subscription from FOMA	2,021	1,388	(634)	(31.3)
Xi handset upgrade by Xi subscribers	396	1,026	630	159.1
Cellular (FOMA) services
New FOMA subscription	815	577	(238)	(29.2)
Change of subscription from Xi	16	31	16	99.8
FOMA handset upgrade by FOMA subscribers	1,284	973	(311)	(24.2)

Churn Rate	0.86%	0.67%	(0.19) point	—

7

DOCOMO Earnings Release	Three Months Ended June 30, 2014

Smart Life Business—

The services provided as part of our smart life business include video and music distribution, electronic books and other services offered through our “dmarket” portal, as well as finance/payment services, shopping services and various other life-related services.

<Results of operations>

	Billions of yen
	Three months ended June 30, 2013	Three months ended June 30, 2014	Increase (Decrease)
Operating revenues from smart life business	¥85.2	¥99.6	¥14.4	16.9%
Operating income (loss) from smart life business	5.3	6.6	1.3	25.0

Operating revenues from smart life business increased by ¥14.4 billion from the same period of the prior fiscal year to ¥99.6 billion for the three months ended June 30, 2014 owing to an increase in the number of users of “dmarket” services by expanding new stores on “dmarket” and enriching stores’ services, an increase in the total subscriptions to “Osusume Pack” and other factors. Operating expenses from smart life business were ¥93.1 billion for the three months ended June 30, 2014, an increase of ¥13.1 billion from the same period of the previous fiscal year. As a consequence, the operating income from our smart life business amounted to ¥6.6 billion for the three months ended June 30, 2014.

<<Highlights>>

<Devices>

To deliver greater “Smart Life” experience, we launched wearable devices equipped with new features and capabilities.

•

Through docomo Healthcare, Inc., we launched a new wristband-type health-monitoring device, “move band 2,” after making improvements to the preceding model in pursuit of more comfortable use, e.g., reducing its weight and adding new features such as an alarm function that vibrates to wake up the wearer from the sleep at the optimal timing.

<Services>

We have worked to enrich the content portfolio of existing “dmarket” stores, while launching new stores that will provide users with useful solutions in various scenes of everyday life, and made further progress toward realizing carrier-independent access to services through the use of “docomo ID.”

•

We launched a new home food delivery service, “ddelivery.” With this service, users can search restaurants/menus and place orders using voice command via our “Shabette Concier” voice agent service, and also make payments using docomo Points.

•

We launched “dmagazine” electronic magazine service, which provides users with unlimited access to wide-ranging genres of magazines and/or individual articles from smartphone/tablets for a flat monthly fee.

As a result of these efforts, the combined “dmarket” store subscriptions* reached 7.46 million as of June 30, 2014, and we are making favorable progress toward our goal of acquiring 10 million subscriptions as quickly as possible.

*:	Total number of users using “dvideo,” “dhits,” “danime store,” “dkids” and “dmagazine” services under a monthly subscription arrangement.

8

DOCOMO Earnings Release	Three Months Ended June 30, 2014

Other Businesses—

<Results of operations>

	Billions of yen
	Three months ended June 30, 2013	Three months ended June 30, 2014	Increase (Decrease)
Operating revenues from other businesses	¥72.8	¥77.2	¥4.4	6.1%
Operating income (loss) from other businesses	(1.2)	(0.1)	1.2	93.4

Operating revenues from other businesses increased by ¥4.4 billion from the same period of the prior fiscal year to ¥77.2 billion for the three months ended June 30, 2014, mainly driven by the growth of revenues from our “Mobile Phone Protection & Delivery service.” Operating expenses from other businesses were ¥77.3 billion for the three months ended June 30, 2014, an increase of ¥3.2 billion from the same period of the prior fiscal year. Consequently, we recorded an operating loss of ¥0.1 billion from other businesses for the three months ended June 30, 2014.

<<Highlights>>

•

We reached an agreement with Tesla Motors, Inc. (Tesla) to implement our M2M* connectivity management system for corporate users, “docomo M2M Platform,” in all “Model S”, Tesla’s electrical vehicles and to provide mobile data communications services to be sold in Japan.

•	We entered into a basic agreement for business alliance with Vodafone Group Plc to address the delivery of M2M services with the aim of strengthening corporate marketing to global accounts.

*:

Abbreviation for Machine-to-Machine. A system that provides automatic communication between machines with built-in communications capability, e.g., vehicles, vending machines or information appliances, and the server or other network equipment.

9

DOCOMO Earnings Release	Three Months Ended June 30, 2014

iii. CSR Activities

In accordance with our medium-term business plan, “Medium-Term Vision 2015,” we are working to provide a stable, high quality network and services and to engage in the persistent creation of new value as a “Partner for a Smart Life” for our customers.

We believe it is the corporate social responsibility “CSR” of DOCOMO to contribute to the realization of a society that enables people to lead abundant lives with comfort, safety, and security by resolving various social issues and surpassing the confines of countries, regions, and generations. Accordingly, we have positioned CSR as the core of our corporate management.

The principal actions undertaken during the three months ended June 30, 2014 are summarized below:

•

We set forth the “NTT DOCOMO Group Environmental Targets for FY2016,” which will serve as a medium-term guideline for our environmentally-conscious business management, and also defined concrete numerical targets to reduce the environmental burdens from our network operations or sales activities (e.g., cut power consumption per each unit of data transmission by 1/4; over 40% savings in the paper volume used for producing sales promotion tools.)

•

We held approximately 1,900 sessions of our “Mobile Phone Safety Class” to enlighten audiences on the rules and manners of using mobile phones and how to respond to criminal activities and other troubles if encountered when using a mobile phone, and garnered attendance of approximately 390,000 people in total for the three months ended June 30, 2014.

iv. Trend of Capital Expenditures

<Capital expenditures>

	Billions of yen
	Three months ended June 30, 2013	Three months ended June 30, 2014	Increase (Decrease)
Total capital expenditures	¥145.4	¥148.5	¥3.1	2.1%
Mobile communications business	139.4	145.0	5.6	4.0
Smart life business	3.3	1.9	(1.4)	(42.0)
Other businesses	2.7	1.6	(1.1)	(39.6)

We continued our efforts for Xi LTE coverage expansion and facility buildup to accommodate the growth of data traffic, while working on the improvement of the efficiency of construction and the reduction of equipment procurement costs. As a result, the total amount of capital expenditures increased by 2.1% from the same period of the prior fiscal year to ¥148.5 billion for the three months ended June 30, 2014.

10

DOCOMO Earnings Release	Three Months Ended June 30, 2014

(2) Financial Review

i. Financial Position

	Billions of yen
	June 30, 2013	June 30, 2014	Increase (Decrease)		(Reference) March 31, 2014
Total assets	¥7,094.7	¥7,261.3	¥166.7	2.3%	¥7,508.0
NTT DOCOMO, INC. shareholders’ equity	5,429.3	5,652.7	223.4	4.1	5,643.4
Liabilities	1,624.9	1,560.6	(64.2)	(4.0)	1,814.5
Including: Interest bearing liabilities	246.4	230.5	(15.9)	(6.4)	230.3

Shareholders’ equity ratio (1) (%)	76.5%	77.8%	1.3 point	—	75.2%
Debt to Equity ratio (2) (multiple)	0.045	0.041	(0.004)	—	0.041

Notes:	(1)	Shareholders’ equity ratio = NTT DOCOMO, INC. shareholders’ equity / Total assets
	(2)	Debt to Equity ratio = Interest bearing liabilities / NTT DOCOMO, INC. shareholders’ equity

ii. Cash Flow Conditions

	Billions of yen
	Three months ended June 30, 2013	Three months ended June 30, 2014	Increase (Decrease)
Net cash provided by operating activities	¥241.6	¥196.5	¥(45.1)	(18.7)%
Net cash used in investing activities	(207.4)	(235.8)	(28.4)	(13.7)
Net cash used in financing activities	(135.7)	(128.0)	7.7	5.7
Free cash flows (1)	34.2	(39.4)	(73.5)	—
Free cash flows excluding changes in investments for cash management purposes (2)*	16.8	(24.1)	(40.8)	—

Notes:	(1)	Free cash flows = Net cash provided by operating activities + Net cash used in investing activities
(2)

Changes in investments for cash management purposes = Changes by purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months

*	See “4. (3) Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures” on page 21.

For the three months ended June 30, 2014, net cash provided by operating activities was ¥196.5 billion, a decrease of ¥45.1 billion (18.7%) from the same period of the previous fiscal year. This was due mainly to an increase in the amount of income taxes paid and an increase in cash outflows resulting from advance payments to agent resellers in relation to collections of installment receivables for customers’ handset purchases, in addition to a decrease in mobile communications services revenues from the same period of the previous fiscal year.

Net cash used in investing activities was ¥235.8 billion, an increase of ¥28.4 billion (13.7%) from the same period of the previous fiscal year. This was due mainly to a decrease in cash inflows resulting from the redemption of short-term investments for cash management purpose, in addition to an increase in cash outflows resulting from purchases of short-term investments.

Net cash used in financing activities was ¥128.0 billion, a decrease of ¥7.7 billion (5.7%) from the same period of the previous fiscal year, due mainly to an increase in cash inflows resulting from proceed from short-term borrowings, in addition to a decrease in cash outflows resulting from repayments of short and long-term debt.

As a result, the balance of cash and cash equivalents was ¥358.7 billion as of June 30, 2014, a decrease of ¥168.3 billion (31.9%) from the previous fiscal year end.

11

DOCOMO Earnings Release	Three Months Ended June 30, 2014

(3) Prospects for the Fiscal Year Ending March 31, 2015

While competition in Japan’s mobile telecommunications market is expected to remain intense in such areas as acquisition of subscribers and further improvement of service offerings, we have undertaken various initiatives to strengthen our competitive edge, most importantly with the introduction of a new billing plan. Under this competitive market, we expect to post an increase in operating revenues due mainly to an increase in packet communications revenues resulting from the expansion of the smartphone user base and an increase in revenues from new business fields, whereas we expect to decrease operating income due mainly to a decrease in voice revenues and an increase in cost for quality enhancements of Xi LTE services for the fiscal year ending March 31, 2015.

Our operating revenues for the fiscal year ending March 31, 2015 are expected to be ¥4,590.0 billion, an increase of ¥128.8 billion from the previous fiscal year, reflecting growth in packet revenues driven by accelerating the migration to Xi smartphones, equipment sales revenues by promoting smartphones sales, and other operating revenues from sources such as dmarket, offsetting a decrease in mobile communications services revenues, which was due mainly to a decrease in voice revenues and the growing impact of the “Monthly Support” discount program. Our operating expenses are expected to be ¥3,840.0 billion, an increase of ¥198.0 billion from the previous fiscal year. Although we continue efforts aimed at further cost efficiency, operating expenses are expected to increase primarily caused by the growth in the number of Xi LTE base stations for quality enhancements, actions aimed for expanding future revenues, and an increase in cost of equipment sold driven by the growth in handset sales. Accordingly, operating income is estimated to be ¥750.0 billion, a decrease of ¥69.2 billion from the previous fiscal year.

As we are not currently aware of any factor that may have a material impact on our projected results of operations, we have not revised our forecasts announced on April 25, 2014.

12

DOCOMO Earnings Release	Three Months Ended June 30, 2014

2. Other Information

(1) Changes in Significant Subsidiaries

None

(2) Application of Simplified or Exceptional Accounting

None

(3) Changes in Accounting Policies

None

13

DOCOMO Earnings Release	Three Months Ended June 30, 2014

3. Consolidated Financial Statements

(1) Consolidated Balance Sheets

	Millions of yen
	March 31, 2014	June 30, 2014
ASSETS
Current assets:
Cash and cash equivalents	¥526,920	¥358,662
Short-term investments	19,561	34,765
Accounts receivable	281,509	200,863
Receivables held for sale	787,459	789,078
Credit card receivables	220,979	223,375
Other receivables	315,962	317,687
Allowance for doubtful accounts	(15,078)	(11,934)
Inventories	232,126	239,241
Deferred tax assets	61,592	53,337
Prepaid expenses and other current assets	95,732	110,103

Total current assets	2,526,762	2,315,177

Property, plant and equipment:
Wireless telecommunications equipment	4,975,826	4,991,289
Buildings and structures	897,759	898,841
Tools, furniture and fixtures	553,497	548,111
Land	201,121	200,945
Construction in progress	158,173	161,487
Accumulated depreciation and amortization	(4,228,610)	(4,255,938)

Total property, plant and equipment, net	2,557,766	2,544,735

Non-current investments and other assets:
Investments in affiliates	424,531	409,941
Marketable securities and other investments	171,875	178,252
Intangible assets, net	665,960	645,414
Goodwill	262,462	261,021
Other assets	629,174	636,203
Deferred tax assets	269,500	270,588

Total non-current investments and other assets	2,423,502	2,401,419

Total assets	¥7,508,030	¥7,261,331

LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	¥248	¥228
Short-term borrowings	9,495	9,688
Accounts payable, trade	798,315	661,153
Accrued payroll	54,294	41,770
Accrued income taxes	175,683	61,730
Other current liabilities	167,951	177,746

Total current liabilities	1,205,986	952,315

Long-term liabilities:
Long-term debt (exclusive of current portion)	220,603	220,570
Accrued liabilities for point programs	113,001	99,650
Liability for employees’ retirement benefits	160,666	161,842
Other long-term liabilities	114,261	126,258

Total long-term liabilities	608,531	608,320

Total liabilities	1,814,517	1,560,635

Redeemable noncontrolling interests	14,869	14,960

Equity:
NTT DOCOMO, INC. shareholders’ equity
Common stock	949,680	949,680
Additional paid-in capital	732,875	732,875
Retained earnings	4,328,389	4,340,367
Accumulated other comprehensive income (loss)	9,590	6,923
Treasury stock	(377,168)	(377,168)
Total NTT DOCOMO, INC. shareholders’ equity	5,643,366	5,652,677
Noncontrolling interests	35,278	33,059

Total equity	5,678,644	5,685,736

Total liabilities and equity	¥7,508,030	¥7,261,331

14

DOCOMO Earnings Release	Three Months Ended June 30, 2014

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

	Millions of yen
	Three Months Ended June 30, 2013	Three Months Ended June 30, 2014
Operating revenues:
Mobile communications services	¥749,856	¥700,661
Equipment sales	212,481	206,987
Other operating revenues	151,236	167,654

Total operating revenues	1,113,573	1,075,302

Operating expenses:
Cost of services (exclusive of items shown separately below)	251,041	265,587
Cost of equipment sold (exclusive of items shown separately below)	177,253	177,255
Depreciation and amortization	166,640	167,183
Selling, general and administrative	271,169	255,637

Total operating expenses	866,103	865,662

Operating income	247,470	209,640

Other income (expense):
Interest expense	(479)	(280)
Interest income	428	404
Other, net	5,065	2,710

Total other income (expense)	5,014	2,834

Income before income taxes and equity in net income (losses) of affiliates	252,484	212,474

Income taxes:
Current	79,267	63,801
Deferred	16,881	9,722

Total income taxes	96,148	73,523

Income before equity in net income (losses) of affiliates	156,336	138,951

Equity in net income (losses) of affiliates	298	(3,557)

Net income	156,634	135,394

Less: Net (income) loss attributable to noncontrolling interests	1,375	987

Net income attributable to NTT DOCOMO, INC.	¥158,009	¥136,381

Per share data
Weighted average common shares outstanding – Basic and Diluted	4,146,760,100	4,146,760,100

Basic and Diluted earnings per share attributable to NTT DOCOMO, INC.	¥38.10	¥32.89

Consolidated Statements of Comprehensive Income
	Millions of yen
	Three Months Ended June 30, 2013	Three Months Ended June 30, 2014
Net income	¥156,634	¥135,394
Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	11,264	3,900
Unrealized gains (losses) on cash flow hedges, net of applicable taxes	(32)	27
Foreign currency translation adjustment, net of applicable taxes	15,902	(6,678)
Pension liability adjustment, net of applicable taxes	146	22

Total other comprehensive income (loss)	27,280	(2,729)

Comprehensive income	183,914	132,665

Less: Comprehensive (income) loss attributable to noncontrolling interests	1,318	1,049

Comprehensive income attributable to NTT DOCOMO, INC.	¥185,232	¥133,714

15

DOCOMO Earnings Release	Three Months Ended June 30, 2014

(3) Consolidated Statements of Cash Flows

	Millions of yen
	Three Months Ended June 30, 2013	Three Months Ended June 30, 2014
Cash flows from operating activities:
Net income	¥156,634	¥135,394
Adjustments to reconcile net income to net cash provided by operating activities–
Depreciation and amortization	166,640	167,183
Deferred taxes	16,881	9,722
Loss on sale or disposal of property, plant and equipment	6,276	9,849
Equity in net (income) losses of affiliates	(298)	3,557
Changes in assets and liabilities:
(Increase) / decrease in accounts receivable	20,165	80,189
(Increase) / decrease in receivables held for sale	(23,921)	(1,619)
(Increase) / decrease in credit card receivables	(4,184)	(1,392)
(Increase) / decrease in other receivables	4,753	(3,968)
Increase / (decrease) in allowance for doubtful accounts	(2,293)	(2,992)
(Increase) / decrease in inventories	(2,821)	(7,938)
(Increase) / decrease in prepaid expenses and other current assets	(16,530)	(12,087)
(Increase) / decrease in non-current receivables held for sale	(5,323)	(4,334)
Increase / (decrease) in accounts payable, trade	(5,880)	(67,295)
Increase / (decrease) in accrued income taxes	(60,633)	(113,900)
Increase / (decrease) in other current liabilities	21,311	15,533
Increase / (decrease) in accrued liabilities for point programs	(19,265)	(13,351)
Increase / (decrease) in liability for employees’ retirement benefits	2,433	1,184
Increase / (decrease) in other long-term liabilities	(544)	10,156
Other, net	(11,824)	(7,426)

Net cash provided by operating activities	241,577	196,465

Cash flows from investing activities:
Purchases of property, plant and equipment	(140,377)	(150,785)
Purchases of intangible and other assets	(66,462)	(60,336)
Purchases of non-current investments	(6,072)	(491)
Proceeds from sale of non-current investments	9	340
Acquisitions of subsidiaries, net of cash acquired	(8,611)	—
Purchases of short-term investments	(13,754)	(26,982)
Redemption of short-term investments	31,182	11,699
Other, net	(3,309)	(9,264)

Net cash used in investing activities	(207,394)	(235,819)

Cash flows from financing activities:
Repayment of long-term debt	(4,390)	(53)
Proceeds from short-term borrowings	4,934	10,478
Repayment of short-term borrowings	(12,984)	(10,245)
Principal payments under capital lease obligations	(560)	(465)
Dividends paid	(121,665)	(122,434)
Other, net	(1,032)	(5,248)

Net cash provided by (used in) financing activities	(135,697)	(127,967)

Effect of exchange rate changes on cash and cash equivalents	1,144	(937)

Net increase (decrease) in cash and cash equivalents	(100,370)	(168,258)
Cash and cash equivalents as of beginning of period	493,674	526,920

Cash and cash equivalents as of end of period	¥393,304	¥358,662

Supplemental disclosures of cash flow information:
Cash received during the period for:
Income tax refunds	¥10	¥4
Cash paid during the period for:
Interest, net of amount capitalized	933	266
Income taxes	136,692	175,655

16

DOCOMO Earnings Release	Three Months Ended June 30, 2014

(4) Notes to Consolidated Financial Statements

i. Note to Going Concern Assumption

There is no corresponding item.

ii. Significant Changes in NTT DOCOMO, INC. Shareholders’ Equity

None

iii. Segment Information

DOCOMO’s chief operating decision maker (“CODM”) is its board of directors. The CODM evaluates the performance and makes resource allocations of its segments based on the information provided by DOCOMO’s internal management reports.

DOCOMO realigned its conventional five operating segments, which consist of mobile phone business, credit services business, home shopping services business, internet connection services business for hotel facilities, and miscellaneous businesses into three operating segments, which consist of mobile communications business, smart life business and other businesses from the three months ended June 30, 2014 in order to clearly define its business management of the mobile communications fields where DOCOMO is taking steps to reinforce its competitiveness, and the new business fields where DOCOMO is striving for its further expansion of revenue sources by making “Smart Life” a reality toward the establishment of a new path to grow.

The mobile communications business includes mobile phone services (Xi services and FOMA services), satellite mobile communications services, international services and the equipment sales related to these services. The smart life business includes video and music distribution, electronic books and other services offered through DOOMO’s “dmarket” portal, as well as finance/payment services, shopping services and various other life-related services. The other businesses primarily includes “Mobile Phone protection and delivery services”, as well as development, sales and maintenance of IT systems.

In connection with this realignment, segment information for the three months ended June 30, 2013 has been restated to conform to the presentation for the three months ended June 30, 2014.

Accounting policies used to determine segment operating revenues and operating profit or loss are consistent with those used to prepare the consolidated financial statements in accordance with U.S. GAAP.

17

DOCOMO Earnings Release	Three Months Ended June 30, 2014

Segment operating revenues:

	Millions of yen
	Three months ended June 30, 2013	Three months ended June 30, 2014
Mobile communications business-
External customers	¥961,048	¥904,968
Intersegment	336	192

Subtotal	961,384	905,160
Smart life business-
External customers	82,410	96,104
Intersegment	2,839	3,542

Subtotal	85,249	99,646
Other businesses-
External customers	70,115	74,230
Intersegment	2,652	2,940

Subtotal	72,767	77,170

Total	1,119,400	1,081,976
Elimination	(5,827)	(6,674)

Consolidated	¥1,113,573	¥1,075,302

Segment operating income (loss):

	Millions of yen
	Three months ended June 30, 2013	Three months ended June 30, 2014
Mobile communications business	¥243,442	¥203,134
Smart life business	5,270	6,588
Other businesses	(1,242)	(82)

Total	247,470	209,640
Elimination	—	—

Consolidated	¥247,470	¥209,640

Operating income is operating revenues less operating expenses.

DOCOMO does not disclose geographical information since the amounts of operating revenues generated outside Japan are immaterial.

18

DOCOMO Earnings Release	Three Months Ended June 30, 2014

4. Appendices

(1) Operating Data for 1st Quarter of the Fiscal Year Ending March 31, 2015

Full-year Forecasts: as announced on April 25, 2014

		First Quarter (Apr. - Jun. 2013) Results	First Quarter (Apr. - Jun. 2014) Results	[Ref.] Fiscal Year Ended Mar. 31, 2014 Full-year Results	[Ref.] Fiscal Year Ending Mar. 31, 2015 Full-year Forecasts
Number of Subscriptions and Other Operating Data
Cellular Subscriptions	thousands	61,623	63,566	63,105	66,800
Xi	thousands	14,198	24,043	21,965	29,800
FOMA (1)	thousands	47,425	39,523	41,140	37,000
Communication Module Service	thousands	3,204	3,286	3,338	—
Packet Flat-rate Services Subscriptions (2)	thousands	39,057	40,164	40,148	—
Net Increase from Previous Period (3)	thousands	87	461	1,569	3,700
Xi	thousands	2,632	2,078	10,399	7,900
FOMA (1)	thousands	(2,545)	(1,617)	(8,830)	(4,200)
sp-mode Subscriptions	thousands	19,921	24,685	23,781	28,700
i-mode Subscriptions	thousands	30,689	25,362	26,415	22,700
Churn Rate (3)%		0.86	0.67	0.87	—
Number of Handsets Sold (4)	thousands	5,393	5,156	22,514	—
ARPU and MOU
Aggregate ARPU (5)	yen/month/subscription	4,610	4,300	4,500	4,390
Voice ARPU (6)	yen/month/subscription	1,470	1,210	1,370	1,240
Packet ARPU	yen/month/subscription	2,680	2,580	2,640	2,620
Smart ARPU	yen/month/subscription	460	510	490	530
MOU (7)	minute/month/subscription	109	99	106	—

*

Please refer to “4. (2) Definition and Calculation Methods of ARPU and MOU” for the definition of ARPU and MOU on page 20, and an explanation of the methods used to calculate ARPU and the number of active subscriptions.

(1)	Effective March 3, 2008, FOMA subscription became mandatory for subscription to “2in1” services, and those FOMA subscriptions include in the number of FOMA subscribers.
(2)	Number of subscriptions to packet flat-rate services includes “Share Option” subscriptions under the “Kake-hodai & Pake-aeru” plan.
(3)	Data are calculated including communication module services subscriptions.
(4)	Sum of new subscriptions, change of subscription from FOMA to Xi, Xi to FOMA, Xi handset upgrade by Xi subscribers, FOMA handset upgrade by FOMA subscribers.
(5)	Data are calculated excluding revenues and subscriptions to communication module services, “Phone Number Storage,” “Mail Address Storage” and “docomo Business Transceiver.”
(6)	Inclusive of circuit-switched data communication
(7)	Data are calculated excluding subscriptions to communication module services, “Phone Number Storage,” “Mail Address Storage” and “docomo Business Transceiver.”

19

DOCOMO Earnings Release	Three Months Ended June 30, 2014

(2) Definition and Calculation Methods of ARPU and MOU

i.	Definition of ARPU and MOU

a.	ARPU (Average monthly Revenue Per Unit):

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per subscription basis. ARPU is calculated by dividing various revenue items included in operating revenues from our mobile communications services and a part of other operating revenues by the number of active subscriptions to our wireless services in the relevant periods. We believe that our ARPU figures provide useful information to analyze the average usage per subscription and the impacts of changes in our billing arrangements. The revenue items included in the numerators of our ARPU figures are based on our U.S. GAAP results of operations.

b.	MOU (Minutes of Use): Average monthly communication time per subscription.

ii.	ARPU Calculation Methods

Aggregate ARPU = Voice ARPU + Packet ARPU + Smart ARPU

- Voice ARPU :	Voice ARPU Related Revenues (basic monthly charges, voice communication charges) / No. of active subscriptions
- Packet ARPU :	Packet ARPU Related Revenues (basic monthly charges, packet communication charges) / No. of active subscriptions
- Smart ARPU :	A part of other operating revenues (revenues from content, collection of charges, mobile phone insurance service, advertising and others) / No. of active subscriptions

iii.	Active Subscriptions Calculation Methods

Sum of No. of active subscriptions for each month ((No. of subscriptions at the end of previous month + No. of subscriptions at the end of current month) / 2) during the relevant period

Note:	Subscriptions and revenues for communication module services, “Phone Number Storage,” “Mail Address Storage” and “docomo Business Transceiver” are not included in the ARPU and MOU calculations.

20

DOCOMO Earnings Release	Three Months Ended June 30, 2014

(3) Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures

i. EBITDA and EBITDA margin

	Billions of yen
	Three months ended June 30, 2013	Three months ended June 30, 2014
a. EBITDA	¥420.4	¥386.7

Depreciation and amortization	(166.6)	(167.2)
Loss on sale or disposal of property, plant and equipment	(6.3)	(9.8)

Operating income	247.5	209.6

Other income (expense)	5.0	2.8
Income taxes	(96.1)	(73.5)
Equity in net income (losses) of affiliates	0.3	(3.6)
Less: Net (income) loss attributable to noncontrolling interests	1.4	1.0

b. Net income attributable to NTT DOCOMO, INC.	158.0	136.4

c. Operating revenues	1,113.6	1,075.3

EBITDA margin (=a/c)	37.8%	36.0%
Net income margin (=b/c)	14.2%	12.7%

Note:	EBITDA and EBITDA margin, as we use them, are different from EBITDA as used in Item 10(e) of regulation S-K and may not be comparable to similarly titled measures used by other companies.

ii. ROCE after tax effect

	Billions of yen
	Three months ended June 30, 2013	Three months ended June 30, 2014
a. Operating income	¥247.5	¥209.6
b. Operating income after tax effect {=a*(1-effective tax rate)}	153.2	134.6
c. Capital employed	5,648.9	5,878.4

ROCE before tax effect (=a/c)	4.4%	3.6%
ROCE after tax effect (=b/c)	2.7%	2.3%

Notes:

Capital employed = Two period ends average of (NTT DOCOMO, INC. shareholders’ equity + Interest bearing liabilities)

Interest bearing liabilities = Current portion of long-term debt + Short-term borrowings + Long-term debt

The effective tax rate for the year ended June 30, 2013 was 38.1%.

The effective tax rate for the year ending June 30, 2014 was 35.8%.

iii. Free cash flows excluding changes in investments for cash management purposes

	Billions of yen
	Three months ended June 30, 2013	Three months ended June 30, 2014
Net cash provided by operating activities	¥241.6	¥196.5
Net cash used in investing activities	(207.4)	(235.8)

Free cash flows	34.2	(39.4)

Changes in investments for cash management purposes	17.4	(15.3)

Free cash flows excluding changes in investments for cash management purposes	16.8	(24.1)

Note:

Changes in investments for cash management purposes were derived from purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months.

21

DOCOMO Earnings Release	Three Months Ended June 30, 2014

5. Special Note Regarding Forward-Looking Statements

This earning release contains forward-looking statements such as forecasts of results of operations, management strategies, objectives and plans, forecasts of operational data such as the expected number of subscriptions, and the expected dividend payments. All forward-looking statements that are not historical facts are based on management’s current plans, expectations, assumptions and estimates based on the information currently available. Some of the projected numbers in this report were derived using certain assumptions that were indispensable for making such projections in addition to historical facts. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. Potential risks and uncertainties include, without limitation, the following:

(1)

Changes in the market environment in the telecommunications industry, such as intensifying competition from other businesses or other technologies caused by Mobile Number Portability, development of appealing new handsets, new market entrants, mergers among other service providers and other factors, or the expansion of the areas of competition could limit the acquisition of new subscriptions and retention of existing subscriptions by our corporate group, or it may lead to ARPU diminishing at a greater than expected rate, an increase in our costs, or an inability to reduce expenses as expected.

(2)

If current and new services, usage patterns, and sales schemes proposed and introduced by our corporate group cannot be developed as planned, or if unanticipated expenses arise the financial condition of our corporate group could be affected and our growth could be limited.

(3)

The introduction or change of various laws or regulations inside and outside of Japan, or the application of such laws and regulations to our corporate group, could restrict our business operations, which may adversely affect our financial condition and results of operations.

(4)

Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction and could increase our costs.

(5)

Other mobile service providers in the world may not adopt the technologies and the frequency bands that are compatible with those used by our corporate group’s mobile communications system on a continuing basis, which could affect our ability to sufficiently offer international services.

(6)	Our domestic and international investments, alliances and collaborations, as well as investments in new business fields, may not produce the returns or provide the opportunities we expect.

(7)	Malfunctions, defects or imperfections in our products and services or those of other parties may give rise to problems.

(8)	Social problems that could be caused by misuse or misunderstanding of our products and services may adversely affect our credibility or corporate image.

(9)	Inadequate handling of confidential business information including personal information by our corporate group, contractors and others may adversely affect our credibility or corporate image.

(10)

Owners of intellectual property rights that are essential for our business execution may not grant us a license or other use of such intellectual property rights, which may result in our inability to offer certain technologies, products and/or services, and our corporate group may also be held liable for damage compensation if we infringe the intellectual property rights of others. In addition, the illicit use by a third party of the intellectual property rights owned by our corporate group could reduce our license revenues actually obtained and may inhibit our competitive superiority.

(11)

Events and incidents caused by natural disasters, social infrastructure paralysis such as power shortages, the proliferation of harmful substances, terror or other destructive acts, the malfunctioning of equipment, software bugs, deliberate incidents induced by computer viruses, cyber-attacks, equipment misconfiguration, hacking, unauthorized access and other problems could cause failure in our networks, distribution channels, and/or other factors necessary for the provision of service, disrupting our ability to offer services to our subscribers and such incidents may adversely affect our credibility or corporate image, or lead to a reduction of revenues and/or increase of costs.

(12)	Concerns about adverse health effects arising from wireless telecommunications may spread and consequently adversely affect our financial condition and results of operations.

(13)	Our parent company, NIPPON TELEGRAPH AND TELEPHONE CORPORATION (NTT), could exercise influence that may not be in the interests of our other shareholders.

*	Names of companies, products, etc., contained in this release are the trademarks or registered trademarks of their respective organizations.

22

Results Presentation

for the First Three Months of the Fiscal Year Ending March 31, 2015

July 25, 2014

1. Results Highlights

Principal Financial Results

Operational data: Progress vs. Target

2. FY14/1Q Actions

New Billing Plan: Uptake and Effects Reinforcement of LTE Network/Sales Channel Expansion of services

3. Future Action Plans

Business Structure Reform; Change of Reportable Segments; Reinforcement of Management Foundation FY14/1Q Results & Planned Actions

FY2014/1Q Results Summary

Off to a good start toward

“establishing a growth track”

GAAP U.S.

Favorable progress vis-à-vis YOY Progress to

full-year guidance changes target

Operating revenues: ¥ 1,075.3 billion

(-3.4%) (23.4%)

Operating income: ¥ 209.6 billion

(-15.3%) (28.0%)

New billing plan and operational data also showing

favorable trends

New billing plan subs: 4.67 million

Net additions: 460,000

(Up 5.3-fold YOY)

Smartphone users: 25.34 million

(Up 1.2-fold YOY)

Consolidated financial statements in this document are unaudited

Selected Financial Data

GAAP U.S.

FY2013/1Q FY2014/1Q Changes

(Billions of yen)(1)(2)(2) (1)

Operating revenues 1,113.6 1,075.3 -38.3

Operating expenses 866.1 865.7 -0.4

Operating income 247.5 209.6 -37.8

Net income attributable to 158.0 136.4 -21.6

NTT DOCOMO, INC.

EBITDA Margin (%)*1 37.8 36.0 -1.8

Capital expenditures 145.4 148.5 +3.1

Adjusted free cash flow*1*2 16.8 -24.1 -40.8

*1: For an explanation of the calculation processes of these numbers, please see the reconciliations to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP in this document and the IR page of our website, www.nttdocomo.co.jp

*2: Adjusted free cash flow excludes the effects of changes in investment derived from purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months.

Key Factors Behind YOY Changes in Operating Income

GAAP U.S.

¥ 247.5 billion yen

Decrease in voice revenues*1: Down ¥26.8 billion

Increase packet revenues*1: Up ¥23.4 billion

Impact of “Monthly Support” discount program: Down ¥ 45.8 billion

Increase in other operating revenues: Up ¥16.4 billion

Decrease in equipment sales revenues: Down ¥5.5 billion

Decrease in equipment sales expenses*2: Down ¥11.6 billion

Increase depreciation, in loss amortization, on disposal property, of plant, equipment intangible assets: & Up ¥2.6 billion

Increase other expenses: in Up ¥8.5 billion

¥ 209.6 billion yen

Operating - ¥38.3 revenues: billion

Operating - ¥0.4 expenses: billion

FY13/1Q

FY14/1Q

*1: Excluding impact of “Monthly Support” discounts *2: Sum of cost of equipment sold and commissions to agent resellers

Net Additions

(1,000 subs)

Over 5-fold 460

YOY

increase

90

FY13/1Q FY14/1Q

Up significantly compared to same period of previous fiscal year

Net Additions (Monthly)

Apr May Jun

FY13 FY14

Monthly numbers also show remarkable increase

New Sales

(Million subs)

1.74

1.68

FY13/1Q FY14/1Q

Recorded YOY increase

Churn Rate

1.00%

0.86% 0.86%

0.76%

0.67%

FY13/1Q 2Q 3Q 4Q FY14/1Q

Trend of improvement driven by young users

MNP Performance

(1,000 subs)

1Q 2Q 3Q 4Q 1Q

-90

-200

-210 -220 -260

-390

-410 -420 -410

-530

FY12 FY13 FY14

Improving significantly

MNP Performance (Monthly)

Apr May Jun

FY13 FY14

Showing further improvement after announcement of new billing plan

Total Handset/Smartphone Sales

(Million units)

Total handsets sold:

Total handsets sold:

5.39

5.16

Smartphones Smartphones sold: sold:

3.35 3.06

FY13/1Q FY14/1Q

Total handsets sales almost on par with FY13/1Q

Smartphones account for approx. 60% of total handsets sold

Tablet Sales

Up approx. 30% YOY

(1,000 units) 290

220

FY13/1Q FY14/1Q

FY13 FY14

Adoption of a

second mobile device expanding

Smartphone Users

(Million subs) % of LTE-enabled 83% smartphone users

25.34

60%

20.39

FY13/1Q 2Q 3Q 4Q FY14/1Q

Smartphone users: Topped 25 million

% of LTE smartphones:

Over 80% of total

LTE Subscriptions

(Million subs)

Increased by

approx.10 million

from FY13/1Q 24.04 14.20 FY13/1Q 2Q 3Q 4Q FY14/1Q

Grew to over 24 million

ARPU (Exclusive of Monthly Support Impact)

(Yen)

5,190

+50 5,120

+40 -160

Smart Voice Packet ARPU ARPU ARPU

FY13/1Q FY14/1Q

Aim to boost packet & smart ARPU even further

*For an explanation on ARPU, please see slide “Definition and Calculation Methods of ARPU and MOU ” in this document

1. Results Highlights

Principal Financial Results

Operational data: Progress vs. Target

2. FY14/1Q Actions

New Billing Plan: Uptake and Effects Reinforcement of LTE Network/Sales Channel Expansion of services

3. Future Action Plans

Business Structure Reform; Change of Reportable Segments; Reinforcement of Management Foundation FY14/1Q Results & Planned Actions

New Billing Plan Subscriptions No. of subs: To exceed 6 million

“Kake-hodai & Pake-aeru”

At service launch:

2.08 mil

As of Jun. 30:

4.67 mil

As of Jul. 5:

Over 5 mil

No. of Number of pre-orders subscriptions

May 15 Jun. 1 Jun. 30

Effects of New Billing Plan

High rate of subscription among long-term users Successfully raised awareness about the benefits and attractiveness of voice flat-rate plan Significantly increased the number of net additions

(Up 5.3 times YOY)

Improved churn rate, particularly among U25 users

(Down to 0.6%-level for the first time in 2.5 years)

Optimized handset sales expenses

(Commissions to agent resellers*: Down approx. 24% YOY)

* Commissions to agent resellers before deduction of equipment sales related expenses.

VoLTE

Japan’s first premium-quality voice service

Launched June 24, 2014

Combined sales of

4 VoLTE-enabled models:

Approx. 600,000 units

GALAXY S5 SC-04F

Xperia TM Z2 SO-03F

AQUOS ZETA SH-04F

AQUOS PAD SH-06F

ARROWS NX F-05F

Xperia TM Z2 Tablet SO-05F

Compatibility to be introduced late July

Compatibility to be introduced late Sept

iPad

Stimulating demand for a second mobile device

New billing plan applicable

“Kake-hodai & Pake-aeru”

Launched Jun. 10, 2014

1GB free bonus packets to iPad subs

LTE Network

LTE base station rollout progressing favorably

225Mbps service (LTE-Advanced) to start within FY14

Added 95,300 stations

10,000+

stations

66,300 stations

55,300 stations

BSs compatible with

max. download speed of

100Mbps or higher

40,000

3,500 10,900

Mar. 31, 2014 Jun. 30, 2014 Mar. 31, 2015 target

*The transmission speeds described above are theoretical maximum downlink rates as specified in the technical standard. The actual rate may vary depending on the propagation conditions, etc.

Network Quality Evaluations

DOCOMO ranked No. 1 in both network satisfaction and download speed

Source: Nationwide surveys on mobile networks by Nikkei BP Consulting

Network LTE download

satisfaction speed

Coverage Voice Data In all prefectures of Japan

quality quality

No.1 No. 1

* No.1 network satisfaction: “Smartphone user satisfaction survey based on actual network usage experience” by Nikkei BP Consulting (Survey period: April 11-22, 2014)

* No.1 LTE data download speed: “3rd nationwide LTE/4G area coverage survey” by Nikkei BP Consulting (Survey period: April 10-May 7, 2014)

docomo Shop Evaluation

Ranked No.1 in “Hospitality Level”

2014

* Received No.1 ranking in “Hospitality (customer service)” award of “Japan’s Best Retail Stores 2014 Grand Prix (based on shop attractiveness)” sponsored by Nikkei Research Inc.

Total “dmarket” Transactions

Growing steadily

(Billions of yen) Up approx. 16.8

30% YOY

12.7

FY13/1Q FY14/1Q

For entire FY14 Target:

\90 billion

“dmarket” Subscriptions

Aim for further increase

(Million subs) “dmarket”

7.69 7.46

7.02 7.07

6.53

FY13/1Q 2Q 3Q 4Q FY14/1Q

No. of subs (As of Jun. 30, 2014)

“dvideo” “d anime store”

4.13 million subs 1.14 million subs

New “dhits”

\500/month \300/month

service: service:

460,000 subs 1.54 million subs

New

“dmagazine” “dkids”

90,000 subs 90,000 subs

* No. of “dmarket” subscriptions above accounts for only monthly subscriptions and one-time transactions are not included

Service Enrichment

Steadily expanded “dmarket” stores

“dhits”

Launched Apr. 1, 2014

¥500/month service:

Acquired 460,000 subs*[1] in 3 months

- **Unlimited access to 300 music programs containing many hit songs**
- **Allows users enjoy favorite tunes anytime and as many times as they like by storing them on “My Hits”**

“dmagazine”

Launched Jun. 20, 2014

¥400/month all-you-can-eat electronic magazine service:

Acquired 210,000 subs*[2] in 1 month

- **Unlimited access to 80 popular magazine titles**
- **Allows users to search & read articles on the same theme from multiple magazines**

*1: “dhits” ¥500/month service: No. of subscriptions as of Jun. 30, 2014

*2: “dmagazine”: No. of subscriptions as of Jul. 19, 2014

26

Historical Growth of "dmarket" Usage Per Subscriber

Subscribers' usage growing steadily


(Yen)
Up approx.
30% YOY
720
750
760
840
950
2013/Jun
Sept
Dec
2014/Mar
Jun

Key Factors driving growth

"dtravel"

Transaction volume rising rapidly in line with expansion of user base

"dhits"

Transaction volume showing an increase after launch of ¥500/month service

* "dmarket" usage per subscriber herein is calculated excluding consumption tax ("dmarket" usage per subscriber in the presentation materials for FY2013/1-3Q results dated Jan. 31, 2014 and FY2013 full-year results dated Apr. 25, 2014 was calculated inclusive of consumption tax)

27

1. Results Highlights

Principal Financial Results

Operational Data: Progress vs. Target

2. FY14/1Q Actions

New Billing Plan: Uptake and Effects Reinforcement of LTE Network/Sales Channel Expansion of services

3. Future Action Plans

Business Structure Reform; Change of Reportable Segments; Reinforcement of Management Foundation FY14/1Q Results & Planned Actions

Business Structure Reform/Reconstruction

Launched new organization toward business transformation

Improved customer Enhanced

satisfaction competitiveness

Optimize group formation Shift resources to focus

Organization closely tied

with community areas

DOCOMO CS, Inc. Shift 600 people

(Comprising 9 regional companies, to new business areas/

established July 1, 2014) corporate marketing

Change of Reportable Segments

Clear presentation of earnings/expenses of new businesses

Former

segments New segments

Mobile

Mobile Communications Core

phone Business business

business

Smart

All Life Businesses Other businesses New

other Business

businesses

Segment Results

GAAP U.S.

(Billions of yen) FY2013/1Q FY2014/1Q Changes

(1)(2)(2) (1)

Mobile Operating revenues 961.4 905.2 -56.2

Communications

Business Operating income 243.4 203.1 -40.3

Operating

Smart revenues 85.2 99.6 +14.4

Life

Operating

Business income 5.3 6.6 +1.3

Operating

Other revenues 72.8 77.2 +4.4

Businesses Operating

income -1.2 -0.1 +1.2

New Business Revenues: Progress

Achieving favorable growth toward full-year guidance

(Billions of yen)

158 177

Other Businesses

Other Businesses 77

73 Full-year

guidance:

Smart Life ¥770 billion

Smart Life Business

Business

85 100

FY13/1Q FY14/1Q

* Revenues include transactions between different segments as defined in the new reportable segments.

Reinforcement of Management Foundation

Cost efficiency improvement making steady progress

(Billions of yen) FY14/1Q FY14 full-year target

-¥32

(Cumulative* -¥257)

-¥55

(Cumulative* -¥280)

FY14/1Q cost reduction: breakdown

(Total cost reduction: Ą32 billion,

Progress to forecast: 58%)

Equipment sales :¥13 billion

expenses

Depreciation/amortization, :¥3 billion

Loss on disposal of property,

plant, equipment & intangible

assts

Others :¥16 billion

* Cumulative Amounts of cost reduction in parentheses are all in comparison with the level of FY2011.

FY14/1Q Results Snapshot

Off to a good start toward establishing a growth track

Migration of subscribers to new billing plan progressing at a favorable pace

Achieved significant improvements in acquisition of net adds, MNP performance and churn rate

Making good progress with LTE network buildup

Launched Japan’s first VoLTE service

Expanded “dmarket” stores by adding new service e.g., “dmagazine”, etc.

Reorganized group structure to create an organization closely tied to community and shift resources to priority areas

Planned Actions

Further proliferation of new billing plan

Grow smartphone user base even further

Further promote the adoption of a second mobile

device, e.g., tablets

Boost packet usage

Expansion and profitability improvement of

new businesses

Continuous control of equipment sales

expenses

Studies on introducing “Hikari Collaboration

Model”

NTT docomo

Appendices

Growth of New Business Revenues

(based on former business area classification)

177

(Billions of yen)

158 Others:

46

Others:

35

Finance/Payment:

Finance/Payment: 61

58

Commerce:

Commerce: 35

35

Media/Content: Media/Content:

30 35

FY13/1Q FY14/1Q

* Revenues include transactions between different segments as defined in the new reportable segments.

Services, etc., Included in New Reportable Segments

Mobile Communications Business

Mobile communications services

Xi services (LTE) Satellite mobile communications services

FOMA services (3G) International services

Sales of handset/equipment for each service etc.

Smart Life Business

“dmarket” (Media/Content, Commerce) Finance/Payment services Life-Related services

Video distribution service Credit service Cooking studio

Music distribution service Proxy bill collection etc. Health management

Electronic book service Medical database etc.

Online shopping service etc. Shopping services (Commerce)

Home shopping service

Music software sales

Food delivery etc.

Other Businesses

Mobile Phone protection and delivery services

System development/sales/maintenance services etc.

Operating Revenues

GAAP U.S.

(Billions of yen)

4,590.0

1,113.6 1,075.3

FY2013/1Q FY2014/1Q FY2014

(full-year forecast)

Mobile communications services revenues 749.9 700.7 2,881.0

Equipment sales revenues 212.5 207.0 935.0

Other operating revenues 151.2 167.7 774.0

“International services revenues” are included in “Mobile communications services revenues”

Operating Expenses

GAAP U.S.

(Billions of yen)

3,840.0

866.1 865.7

FY2013/1Q FY2014/1Q FY2014

(full-year forecast)

Personnel expenses 72.0 71.2 288.0

Non-personnel expenses 550.3 546.4 2,504.0

Depreciation & amortization 166.6 167.2 715.0

Loss on disposal of property, plant

and equipment and intangible assets 14.1 16.2 71.0

Communication network charges 53.1 54.3 223.0

Taxed and public duties 10.0 10.4 39.0

(Incl) Revenue-linked expenses * 292.8 273.2 1,286.0

(Incl) Other non-personnel expenses 257.5 273.2 1,218.0

* Revenue-linked expenses: Cost of equipment sold + commissions to agent resellers + loyalty program expenses

Capital Expenditures

U.S. GAAP

(Billions of yen)

145.4 148.5

690.0

FY2013/1Q FY2014/1Q FY2014

(full-year forecast)

Mobile communications business (LTE) 2.7 1.6 17.0

Mobile communications business (FOMA) 3.3 1.9 27.0

Mobile communications business (other) 66.5 49.1 236.0

Smart life business 13.7 0.3 4.0

Other 59.3 95.6 406.0

To conform to the change in reportable segments, items contained in the capital expenditures for FY2013/1Q (actual) and FY2014 (full-year forecast) have been reclassified from the former segment presentation.

* Research and development investments, which had previously been included in “Mobile phone business (LTE)” and “Mobile phone business (FOMA)” are recorded in “Mobile Communications Business (other)“under the new segment reporting structure.

Operational Results and Forecasts

FY2013/1Q FY2014/1Q Changes FY2014

(1) (2) (2) – (1) (full-year forecast)

No. of subscriptions (thousands) 61,623 63,566 +1,943 66,800

FOMA 47,425 39,523 -7,902 37,000

Xi 14,198 24,043 +9,845 29,800

i-mode 30,689 25,362 -5,328 22,700

sp-mode 19,921 24,685 +4,764 28,700

Communication module service 3,204 3,286 +82 -

Net additional subscriptions (thousands) 87 461 +374 3,700

Total handsets sold 5,393 5,156 -237 -

Handsets sold New Xi subscription 860 1,160 +300 -

(thousands)

Cellular Xi from Change FOMA of subscription 2,021 1,388 -634 -

(Including Xi handset upgrade by Xi 396 1,026 +630 -

handsets sold subscribers

Phone without involving New FOMA subscription 815 577 -238 -

sales by FOMA Change of subscription 16 31 +16 -

DOCOMO) from Xi

FOMA handset upgrade 1,284 973 -311 -

by FOMA subscribers

Churn rate (%) 0.86 0.67 -0.19 -

Aggregate ARPU (yen) 4,610 4,300 -310 4,390

Voice ARPU (yen) 1,470 1,210 -260 1,240

Packet ARPU (yen) 2,680 2,580 -100 2,620

Smart ARPU (yen) 460 510 +50 530

MOU (minutes) 109 99 -10 -

Principal Services: Miscellaneous Data

FY2013/4Q FY2014/1Q Changes

(1)

[Previous quarter] (2) (2)—(1)

dmarket

dvideo subscriptions (Millions) 4.41 4.13 -0.28

dhits subscriptions (Millions) 2.08 2.00 -0.08

danime store subscriptions (Millions) 1.15 1.14 -0.01

dkids subscriptions (Millions) 0.05 0.09 +0.04

dmagazine subscriptions (Millions) — 0.09 -

docomo Service Pack

Osusume Pack subscriptions (Millions) 2.92 3.15 +0.23

Anshin Pack subscriptions (Millions) 4.46 5.40 +0.94

Other new businesses

Karada-no-kimochi subs (Millions) 0.41 0.44 +0.03

NOTTV subs (Millions) 1.61 1.64 +0.03

Aggregate ARPU

(Exclusive of “Monthly Support” Impact)

Voice ARPU Packet ARPU Smart ARPU

(Yen)

5,190 5,240 5,250 5,140 5,120 5,240

(580) (650) (740) (820) (820) (850)

460 490 500 500 510 530

2,890 2,910 2,930 2,950 2,930 3,010

1,840 1,840 1,820 1,690 1,680 1,700

FY13/1Q 2Q 3Q 4Q FY14/1Q FY14 (full-year

forecast)

* Numbers in parentheses indicate impact of “Monthly Support” discounts

Smart ARPU is not impacted by “Monthly Support” discounts

ARPU data contained in this document are calculated based on the new ARPU definition

For an explanation on ARPU, please see slide “Definition and Calculation Methods of ARPU and MOU” in this document

Aggregate ARPU/MOU

Voice ARPU Packet ARPU Smart ARPU (Yen)

4,610 4,590 4,510 4,320 4,300 4,390

460 490 500 500 510 530

2,680 2,670 2,640 2,600 2,580 2,620

1,470 1,430 1,370 1,220 1,210 1,240

FY13/1Q 2Q 3Q 4Q FY14/1Q FY14 (full year

forecast)

MOU 109 108 107 102 99

minutes

ARPU data contained in this document are calculated based on the new ARPU definition

For an explanation on ARPU, please see slide “Definition and Calculation Methods of ARPU and MOU” in this document

Key Indicators

	FY13/1Q	FY14/1Q	FY13/End	FY14/End (forecast)
Profitability/efficiency indicators				
EBITDA (billions of yen)	420.4	386.7	1,572.2	1,499.0
EBITDA margin (%)	37.8	36.0	35.2	32.7
Adjusted free cash flow (billions of yen)	16.8	-24.1	257.2	280.0
ROE (%) *Net income attributable to NTT DOCOMO,INC/shareholders' equity	2.9	2.4	8.4	8.7
ROCE (%) Operating income before tax/(shareholders' equity+ interest bearing liabilities) *1	4.4	3.6	14.3	13.1
Safety indicators				
Shareholders' equity ratio (%) *Shareholders' equity/ Total assets	76.5	77.8	75.2	75.0
Debt ratio (%) *Interest bearing liabilities / shareholders' equity	0.045	0.041	0.041	0.041
Interest bearing liabilities/EBITDA multiples	-	-	0.15	0.15
Equity value indicators				
EPS (Yen) *Net income attributable to NTT DOCOMO, INC per share	-	-	112.07	120.4
PER *Market capitalization/net income	-	-	14.53	-
PBR *Market capitalization / shareholders' equity	1.2	1.3	1.2	-
Dividend payout ratio (%)	-	-	53.5	49.8
Dividend yield (%) *Annual cash dividend per share/Closing share price at end of period	-	-	3.7	-
Market capitalization (billions of yen) Closing share price x number of outstanding shares (excluding treasury stocks) as of the end of the fiscal period	6,390.2	7,182.2	6,750.9	-

* ROE and ROCE are calculated using the average end-of-period shareholders' equity and interest bearing liabilities for the current and previous fiscal periods.

* The number of Mar. 31, 2015 forecast is calculated based on the assumption of conducting share repurchase of 320 million shares (upper limit) for 500 billion yen (upper limit) as resolved by the Board of Directors of the Company on April 25, 2014.

47

NTT docomo

Definition and Calculation Methods of ARPU and MOU

i. Definition of ARPU and MOU a. ARPU (Average monthly Revenue Per Unit):

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per subscription basis. ARPU is calculated by dividing various revenue items included in operating revenues from our mobile communications services and a part of other operating revenues by the number of active subscriptions to our wireless services in the relevant periods. We believe that our ARPU figures provide useful information to analyze the average usage per subscription and the impacts of changes in our billing arrangements. The revenue items included in the numerators of our ARPU figures are based on our U.S. GAAP results of operations. b. MOU (Minutes of Use): Average monthly communication time per subscription.

ii. ARPU Calculation Methods

Aggregate ARPU = Voice ARPU + Packet ARPU + Smart ARPU

-Voice ARPU : Voice ARPU Related Revenues (basic monthly charges, voice communication charges) / No. of active subscriptions -Packet ARPU : Packet ARPU Related Revenues (basic monthly charges, packet communication charges) / No. of active subscriptions

-Smart ARPU : A part of other operating revenues (revenues from content services, proxy bill collection commissions, mobile phone insurance service, advertising and others) / No. of active subscriptions

iii. Active Subscriptions Calculation Methods

Sum of No. of active subscriptions for each month ((No. of subscriptions at the end of previous month + No. of subscriptions at the end of current month) / 2) during the relevant period

Note: Subscriptions and revenues for communication module services, “Phone Number Storage” and “Mail Address Storage” services are not included in the ARPU and MOU calculations.

Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures

i. EBITDA and EBITDA margin (Billions of yen)

Year ended Three months ended Three months ended

March 31,2014 June 30, 2013 June 30, 2014

a. EBITDA ¥ 1,572.2 ¥ 420.4 ¥ 386.7

Depreciation and amortization (718.7) (166.6) (167.2)

Loss on sale or disposal of property, plant and equipment (34.3) (6.3) (9.8)

Operating income 819.2 247.5 209.6

Other income (expense) 13.9 5.0 2.8

Income taxes (308.0) (96.1) (73.5)

Equity in net income (losses) of affiliates (69.1) 0.3 (3.6)

Less: Net (income) loss attributable to noncontrolling interests 8.8 1.4 1.0

b. Net income attributable to NTT DOCOMO, INC. 464.7 158.0 136.4

c. Operating revenues 4,461.2 1,113.6 1,075.3

EBITDA margin (=a/c) 35.2% 37.8% 36.0%

Net income margin (=b/c) 10.4% 14.2% 12.7%

Note : EBITDA and EBITDA margin, as we use them, are different from EBITDA as used in Item 10(e) of regulation S-K and may not be comparable to similarly titled measures used by other companies.

ii. ROCE before tax effect (Billions of yen)

Year ended Three months ended Three months ended

March 31,2014 June 30, 2013 June 30, 2014

a. Operating income ¥ 819.2 ¥ 247.5 ¥ 209.6

b. Capital employed 5,748.0 5,648.9 5,878.4

ROCE before tax effect (=a/b) 14.3% 4.4% 3.6%

Notes : Capital employed = Two period ends average of (NTT DOCOMO, INC. shareholders’ equity + Interest bearing liabilities) Interest bearing liabilities = Current portion of long-term debt + Short-term borrowings + Long-term debt The effective tax rate for the year ended June 30, 2013 was 38.1%. The effective tax rate for the year ending June 30, 2014 was 35.8%.

Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures

iii. Free cash flows excluding changes in investments for cash management purposes

(Billions of yen)

Year ended Three months ended Three months ended

March 31,2014 June 30, 2013 June 30, 2014

Net cash provided by operating activities ¥ 1,000.6 ¥ 241.6 ¥ 196.5

Net cash used in investing activities (703.6) (207.4) (235.8)

Free cash flows 297.1 34.2 (39.4)

Changes in investments for cash management purposes 39.9 17.4 (15.3)

Free cash flows excluding changes in investments for cash 257.2 16.8 (24.1)

management purposes

Notes : Changes in investments for cash management purposes were derived from purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months.

Special Note Regarding Forward-Looking Statements

This presentation contains forward-looking statements such as forecasts of results of operations, management strategies, objectives and plans, forecasts of operational data such as the expected number of subscriptions, and the expected dividend payments. All forward-looking statements that are not historical facts are based on management’s current plans, expectations, assumptions and estimates based on the information currently available. Some of the projected numbers in this report were derived using certain assumptions that were indispensable for making such projections in addition to historical facts. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. Potential risks and uncertainties include, without limitation, the following:

(1) Changes in the market environment in the telecommunications industry, such as intensifying competition from other businesses or other technologies caused by Mobile Number Portability, development of appealing new handsets, new market entrants, mergers among other service providers and other factors, or the expansion of the areas of competition could limit the acquisition of new subscriptions and retention of existing subscriptions by our corporate group, or it may lead to ARPU diminishing at a greater than expected rate, an increase in our costs, or an inability to reduce expenses as expected.

(2) If current and new services, usage patterns, and sales schemes proposed and introduced by our corporate group cannot be developed as planned, or if unanticipated expenses arise the financial condition of our corporate group could be affected and our growth could be limited.

(3) The introduction or change of various laws or regulations inside and outside of Japan, or the application of such laws and regulations to our corporate group, could restrict our business operations, which may adversely affect our financial condition and results of operations.

(4) Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction and could increase our costs.

(5) Other mobile service providers in the world may not adopt the technologies and the frequency bands that are compatible with those used by our corporate group’s mobile communications system on a continuing basis, which could affect our ability to sufficiently offer international services.

(6) Our domestic and international investments, alliances and collaborations, as well as investments in new business fields, may not produce the returns or provide the opportunities we expect.

(7) Malfunctions, defects or imperfections in our products and services or those of other parties may give rise to problems.

(8) Social problems that could be caused by misuse or misunderstanding of our products and services may adversely affect our credibility or corporate image.

(9) Inadequate handling of confidential business information including personal information by our corporate group, contractors and others may adversely affect our credibility or corporate image.

(10)Owners of intellectual property rights that are essential for our business execution may not grant us a license or other use of such intellectual property rights, which may result in our inability to offer certain technologies, products and/or services, and our corporate group may also be held liable for damage compensation if we infringe the intellectual property rights of others. In addition, the illicit use by a third party of the intellectual property rights owned by our corporate group could reduce our license revenues actually obtained and may inhibit our competitive superiority.

(11)Events and incidents caused by natural disasters, social infrastructure paralysis such as power shortages, the proliferation of harmful substances, terror or other destructive acts, the malfunctioning of equipment, software bugs, deliberate incidents induced by computer viruses, cyber-attacks, equipment misconfiguration, hacking, unauthorized access and other problems could cause failure in our networks, distribution channels, and/or other factors necessary for the provision of service, disrupting our ability to offer services to our subscribers and such incidents may adversely affect our credibility or corporate image, or lead to a reduction of revenues and/or increase of costs.

(12)Concerns about adverse health effects arising from wireless telecommunications may spread and consequently adversely affect our financial condition and results of operations.

(13)Our parent company, NIPPON TELEGRAPH AND TELEPHONE CORPORATION (NTT), could exercise influence that may not be in the interests of our other shareholders.

Company names, product names, service names, logos and brands included in this document are the trademarks or registered trademarks of NTT DOCOMO, INC. or their is respective a trademark organizations.

iPad is a trademark of Apple Inc.